

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



04028879

May 10, 2004

Mr. Mark Katzelnick
Senior Vice President
National Financial Services LLC
200 Liberty St., NY5A5
New York, NY 10281

Re: Application to Establish an Omnibus Account

Dear Mr. Katzelnick:

We have received your letter dated March 23, 2004, in which you request on behalf of National Financial Services LLC ("Applicant"), that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about June 1, 2004, the Applicant began clearing the customer accounts of Washington Mutual, Inc. ("Delivering Firm"), which currently clears its customer accounts through FiServ Securities, Inc. Each account will be established on the books and records of the Applicant with corresponding securities positions recorded as "short" in an omnibus account at the Delivering Firm. The positions are currently being transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1)   the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2)   the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3)   the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4)   the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Ms. Kathryn Mahoney, NYSE

TKM/rg



National Financial Services LLC
200 Liberty St., NY5A5
New York, NY 10281
(212) 335-5203

March 23, 2004

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW. Stop 10-1
Washington, DC. 20549
By FAX 202-942-9553 original to follow

Dear Mr. Macchiaroli:

Pursuant to Securities and Exchange Commission ("SEC") Rule 15c3-3(c)(7), this letter constitutes this firm's request to have securities carried in a specific omnibus account used for the transfer of customer accounts to be considered a control location for a period of 30 business days from the date that the account is entered on our books and records.

At the opening of business on Tuesday, June 01, 2004, National Financial Services LLC ("NFS LLC") will begin clearing the customer securities accounts belonging to Washington Mutual, Inc. on a fully disclosed basis.

Currently, Washington Mutual, Inc. clears its customer securities accounts on a fully disclosed basis through FiServ Securities, Inc. Accordingly, the accounts will be transferred to NFS LLC from FiServ Securities, Inc., via a tape to tape conversion after the close of business on Friday, May 28, 2004.

NFS LLC periodically utilizes omnibus accounts to facilitate the prompt and orderly transfer of customer accounts in bulk from another broker-dealer. In conjunction with these conversions, NFS LLC:

      Assumes the responsibility to clear all transactions in the customer accounts being transferred;

National Financial
Services Corporation

200 Liberty Street
One World Financial Center
New York, NY 10281-1003

Phone: 212 335-5000



Michael Macchiaroli
March 23, 2004

Reflects on its books and records all securities positions and money balances previously held by the delivering broker-dealer, with any securities not yet transferred "located" in the omnibus account;

Maintains possession or control of all fully paid and excess margin securities held long and treats any money balances as customer related in the weekly reserve formula, and

Obtain written assurances from the delivering broker-dealer that it will: (i) for the purposes of Rule 15c3-3 treat the omnibus account as fully paid securities; and (ii) promptly deliver the securities to NFS LLC.

In order for NFS LLC to be in compliance with the possession and control requirements of SEC Rule 15c3-3, it is necessary for the omnibus account to be considered a control location. Accordingly, we respectfully request that the Commission designate this account as a control location as defined in Rule 15c3-3.

Please contact Giulio Frasciello at 212-335-5203 for further information or clarification.

Thank you for your anticipated assistance in this matter.

Very truly yours,

Mark Katzelnick, SVP
(212) 335-5549

SH:sp